Direct Line: (212) 859-8272

Fax: (212) 859-4000

stuart.gelfond@friedfrank.com

November 10, 2014

VIA EDGAR

Susan Block

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Navios Maritime Midstream Partners LP
Amendment No. 3 to Registration Statement on Form F-1
Filed November 4, 2014
File No. 333-199235

Dear Ms. Block:

This letter sets forth the response of Navios Maritime Midstream Partners L.P. (the “Partnership”) to the comment letter, dated November 7, 2014, of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) with respect to Amendment No. 3 to the Form F-1 (“Amendment No. 3”) of the Partnership filed with the Commission on November 4, 2014. In order to facilitate your review, we have repeated the comment in its entirety.

Navios Maritime Midstream Partners Predecessor, page F-3

Combined Balance Sheet, page F-1

1. We note that you plan to distribute all of the proceeds from the offering of common units and a portion of the proceeds from your new credit facility to Navios Acquisition upon closing of the offering. Please explain to us what consideration you gave to providing a pro forma balance sheet alongside your latest historical balance sheet reflecting the distribution. Additionally, please tell us what consideration you

Securities and Exchange Commission

November 10, 2014

gave to providing pro forma per unit data for the latest year and interim period within your historical financial statements to the extent that the distribution exceeds the current year’s earnings. Please note the numerator of the pro forma earnings per unit computation should also be adjusted to reflect the incremental interest expense (net of tax) relating to the portion of the dividend that exceeds both the gross proceeds from the equity offering and the previous 12 months’ earnings. We refer you to SAB Topic 1B.3.

Response:

The Partnership has revised the disclosure on pages F-4, F-22, F-23, F-24, F-25, F-36 and F-37 as reflected in the attached draft changed pages, which would be included in Amendment No. 5 to the Partnership’s Form F-1 to be filed with the Commission, in response to the Staff’s comment.

If you have any questions, please feel free to contact the undersigned at 212.859.8272. Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Stuart H. Gelfond

Stuart H. Gelfond

cc:	Donald E. Field (Securities and Exchange Commission)
Amy Geddes (Securities and Exchange Commission)
Lyn Shenk (Securities and Exchange Commission)
Joshua Wechsler (Fried, Frank, Harris, Shriver & Jacobson LLP)
Vasiliki Papaefthymiou (Navios Maritime Midstream Partners L.P.)

NAVIOS MARITIME MIDSTREAM PARTNERS PREDECESSOR

COMBINED STATEMENTS OF OPERATIONS

(Expressed in thousands of U.S. Dollars, except unit and per unit amounts)

	Notes	Year ended December 31, 2013	Year ended December 31, 2012
Revenue		$63,659	$64,059
Time charter expenses		(900)	(1,185)
Direct vessel expenses		(1,919)	(1,898)
Management fees (entirely through related party transactions)	13	(14,600)	(14,640)
General and administrative expenses	13	(866)	(947)
Depreciation and amortization	5, 7	(19,508)	(20,211)
Interest expenses and finance cost	10	(31,249)	(31,803)
Loss on bond extinguishment	10	(23,188)	—
Other income		—	267
Other expense		(74)	(15)

Net loss		$(28,645)	$(6,373)

Pro forma loss per unit (unaudited)
Net loss per common unit attributable to Navios Acquisition (basic and diluted)	19	$(2.65)
Weighted average number of units outstanding
Navios Acquisition — Common units (basic and diluted)	19	1,242,692
Supplemental pro forma loss per unit (unaudited)
Net loss per common unit (basic and diluted)	19	$(1.67)
Weighted average number of units outstanding Common units (basic and diluted)	19	9,342,692

See notes to combined financial statements.

NAVIOS MARITIME MIDSTREAM PARTNERS PREDECESSOR

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars)

Management also believes that the ownership test will be satisfied based on the trading volume and public ownership of the Partnership’s units following the IPO, but no assurance can be given that this will remain so in the future.

NOTE 18: SUBSEQUENT EVENTS

The Group has evaluated transactions for consideration as subsequent events through March 14, 2014, which is the date when statements were issued by Navios Acquisition. Additionally, the Group has evaluated transactions that occurred before the issuance of these predecessor combined financial statements on August 20, 2014 for purposes of disclosure of unrecognized subsequent events.

In May 2014, Navios Acquisition extended the duration of its existing Management Agreement with Navios Holdings, until May 2020 and reduced the rate by 5% from $10.0 to $9.5 daily rate per VLCC vessel.

In May 2014, Navios Acquisition extended the duration of its existing Administrative Services Agreement with Navios Holdings, until May 2020 pursuant to its existing terms.

NOTE 19: PRO FORMA LOSS PER UNIT (UNAUDITED)

The Partnership has included a pro forma computation of basic and diluted loss per common unit reflecting 1,242,692 common units, expected to be issued to Navios Acquisition in partial payment for all of the outstanding shares of capital stock of four of Navios Acquisition’s vessel-owning subsidiaries, assuming that these units were all outstanding for the year ended December 31, 2013.

In addition, the Partnership has included a supplemental pro forma computation of basic and diluted loss per common unit that, in addition to the above common units, includes the number of common units that would need to be issued at the assumed offering price of $20.00 per unit in order to fund the $258.9 million of cash to be paid to Navios Acquisition (capped at the 8,100,000 common units being offered in this initial public offering) that represents a deemed distribution to Navios Acquisition in excess of the previous 12 months’ earnings. Because the Group generated a net loss for the year ended December 31, 2013, (i) a portion of the distribution is assumed to have been funded with the gross proceeds of the initial public offering ($162.0 million) and (ii) to the extent that there was insufficient proceeds from the initial public offering, the remainder ($96.9 million) is assumed to have been funded with the proceeds from a new debt facility. As a result, the numerator in the calculation of the supplemental pro forma basic and diluted loss per common unit also includes an adjustment for the incremental interest expense relating to the $96.9 million portion of the deemed dividend that exceeds the estimated gross proceeds from the initial public offering and the previous 12 months’ earnings.

NAVIOS MARITIME MIDSTREAM PARTNERS PREDECESSOR

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars)

The calculation of the pro forma basic and diluted loss per unit is set out below:

	For the year-ended December 31, 2013
	Pro Forma for Navios Acquisition Common Units Only	Adjustments		Pro Forma for Navios Acquisition Common Units and Distribution
Net loss	$(28,645)	$(3,140	)(a)	$(31,785)
Net loss attributable to common units	$(3,295)			$(15,575)
Weighted average number of common units outstanding (basic and diluted)	1,242,692	8,100,000	(b)	9,342,692
Net loss per common unit (basic and diluted)	$(2.65)			$(1.67)

(a) Calculation of incremental interest expense
Distribution in excess of gross proceeds from equity offering		$96,900
Last twelve months earnings		—

		$96,900

Incremental interest expense at 3.24% (rate of new debt facility)		$(3,140)

(b) Reflects the issuance of 8,100,000 common units in this offering

NAVIOS MARITIME MIDSTREAM PARTNERS PREDECESSOR

CONDENSED COMBINED BALANCE SHEETS

(Expressed in thousands of U.S. Dollars)

	Notes	September 30, 2014 (unaudited)	December 31, 2013	Pro Forma September 30, 2014 (Note 15) (unaudited)
ASSETS
Current assets
Cash and cash equivalents	3	$6,057	$9,152	$6,057
Accounts receivable, net		883	817	883
Prepaid expenses and other current assets		91	219	91
Due from related parties	9	74,662	35,756	74,662

Total current assets		81,693	45,944	81,693

Vessels, net	4	324,284	336,452	324,284
Deferred finance costs, net		7,503	8,057	7,503
Intangible assets	5	32,558	35,022	32,558
Deferred dry dock and special survey costs, net		2,244	3,238	2,244

Total non-current assets		366,589	382,769	366,589

Total assets (pledged for Navios Acquisition debt—Note 7)		$448,282	$428,713	$448,282

LIABILITIES AND OWNER’S NET INVESTMENT
Current liabilities
Accounts payable		$259	$371	$259
Accrued expenses	6	161	186	161
Due to related parties	9	839	472	839
Deferred revenue		1,938	1,938	1,938
Distribution payable to Navios Acquisition		—	—	258,900

Total current liabilities		3,197	2,967	262,097

Long-term debt	7	341,034	341,034	341,034

Total non-current liabilities		341,034	341,034	341,034

Total liabilities		$344,231	$344,001	603,131

Commitments and contingencies	10	—	—	—
Owner’s net investment	12	104,051	84,712	(154,849)

Total liabilities and owner’s net investment		$448,282	$428,713	$448,282

See unaudited condensed notes to condensed combined financial statements.

NAVIOS MARITIME MIDSTREAM PARTNERS PREDECESSOR

CONDENSED COMBINED STATEMENTS OF OPERATIONS

(Expressed in thousands of U.S. Dollars, except unit and per unit amounts)

	Notes	Nine month period ended September 30, 2014 (unaudited)	Nine month period ended September 30, 2013 (unaudited)
Revenue		$47,526	$47,610
Time charter expenses		(579)	(689)
Direct vessel expenses		(994)	(1,440)
Management fees (entirely through related party transactions)	9	(10,670)	(10,920)
General and administrative expenses	9	(756)	(597)
Depreciation and amortization	4,5	(14,632)	(14,632)
Interest expenses and finance cost	7	(21,343)	(23,731)
Other income/ (expense), net		5	(20)

Net loss		$(1,443)	$(4,419)

Pro forma loss per unit (unaudited)
Net loss per common unit attributable to Navios Acquisition (basic and diluted)	15	$(0.13)
Weighted average number of units outstanding
Navios Acquisition — Common units (basic and diluted)	15	1,242,692
Supplemental pro forma loss per unit (unaudited)
Net loss per common unit (basic and diluted)	15	$(0.20)
Weighted average number of units outstanding
Common units (basic and diluted)	15	9,342,692

See unaudited condensed notes to condensed combined financial statements.

NAVIOS MARITIME MIDSTREAM PARTNERS PREDECESSOR

CONDENSED NOTES TO THE CONDENSED COMBINED FINANCIAL STATEMENTS (Unaudited)

(Expressed in thousands of U.S. Dollars)

Pursuant to Section 883 of the Internal Revenue Code of the United States (the “Code”), U.S. source income from the international operation of ships is generally exempt from U.S. income tax if the company operating the ships meets certain incorporation and ownership requirements. Among other things, in order to qualify for this exemption, the company operating the ships must be incorporated in a country, which grants an equivalent exemption from income taxes to U.S. corporations. All the Groups’ vessel-owning subsidiaries satisfy these initial criteria. In addition, these companies must meet an ownership test. The management of the Group believes that this ownership test is satisfied prior to the IPO by virtue of a special rule applicable to situations where the ship operating companies are beneficially owned by a publicly traded company. Although not free from doubt, Management also believes that the ownership test will be satisfied based on the trading volume and public ownership of the Partnership’s units following the IPO, but no assurance can be given that this will remain so in the future.

NOTE 14: SUBSEQUENT EVENTS

The Group has evaluated subsequent events, if any, that have occurred after the balance sheet date but before the issuance of these condensed combined financial statements and provided where it was necessary, the appropriate disclosures for those events. The date of the evaluation of subsequent events is the same as the date the condensed combined financial statements are issued, which is October 31, 2014.

NOTE 15-PRO FORMA LOSS PER UNIT

Upon completion of Navios Midstream Partners L.P.’s proposed initial public offering, Navios Midstream Partners L.P. will assume all of the outstanding shares of capital stock of four of Navios Acquisition’s vessel-owning subsidiaries and estimates that it will distribute approximately $258.9 million to Navios Acquisition in cash. The supplemental pro forma balance sheet as of September 30, 2014 gives pro forma effect to the accrual of this assumed distribution of $258.9 million and resulting reduction in Owner’s net investment as though the distribution had been declared and was payable as of that date but does not yet reflect the IPO proceeds or the proceeds from the new debt facility.

The Partnership has included a pro forma computation of basic and diluted loss per common unit reflecting 1,242,692 common units, expected to be issued to Navios Acquisition in partial payment for all of the outstanding shares of capital stock of four of Navios Acquisition’s vessel-owning subsidiaries, assuming that these units were all outstanding for the nine months ended September 30, 2014.

In addition, the Partnership has included a supplemental pro forma computation of basic and diluted loss per common unit that, in addition to the above common units, includes the number of common units that would need to be issued at the assumed offering price of $20.00 per unit in order to fund the $258.9 million of cash to be paid to Navios Acquisition (capped at the 8,100,000 common units being offered in this initial public offering) that represents a deemed distribution to Navios Acquisition in excess of the previous 12 months’ earnings. Because the Group generated a net loss for the nine months ended September 30, 2014, (i) a portion of the distribution is assumed to have been funded with the gross proceeds of the initial public offering ($162.0 million) and (ii) to the extent that there was insufficient proceeds from the initial public offering, the remainder ($96.9 million) is assumed to have been funded with the proceeds from a new debt facility. As a result, the numerator in the calculation of the supplemental pro forma basic and diluted loss per common unit also includes an adjustment for the incremental interest expense relating to the $96.9 million portion of the deemed dividend that exceeds the estimated gross proceeds from the initial public offering and the previous 12 months’ earnings.

NAVIOS MARITIME MIDSTREAM PARTNERS PREDECESSOR

CONDENSED NOTES TO THE CONDENSED COMBINED FINANCIAL STATEMENTS (Unaudited)

(Expressed in thousands of U.S. Dollars)

The calculation of the pro forma basic and diluted loss per unit is set out below:

	For the nine-months ended September 30, 2014
	Pro Forma for Navios Acquisition Common Units Only	Adjustments		Pro Forma for Navios Acquisition Common Units and Distribution
Net loss	$(1,443)	$(2,355	)(a)	$(3,798)
Net loss attributable to common units	$(166)			$(1,861)
Weighted average number of common units outstanding (basic and diluted)	1,242,692	8,100,000	(b)	9,342,692
Net loss per common unit (basic and diluted)	$(0.13)			$(0.20)

(a) Calculation of incremental interest expense
Distribution in excess of gross proceeds from equity offering		$96,900
Last twelve months earnings		—

		$96,900

Incremental interest expense at 3.24% (rate of new debt facility)		$(2,355)

(b) Reflects the issuance of 8,100,000 common units in this offering